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SEC FILE NUMBER
8-40862

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC Mail Processing
MAR 0 7 2025
Washington, DC

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: CP INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Avenue of the Stars, 11th Floor
(No. and Street)

| Los Angeles | CA | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Luis Silva | (214) 253-6000 | lsilva@canyonpartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 555 West 5th Street, Suite 2700 | Los Angeles | CA | 90013 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Matt Prinn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CP INVESTMENTS, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

See attached jurat

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2025, by Matthew Evan Rewse Prinn ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA OLIVER KEREPESI
Notary Public - California
Los Angeles County
Commission # 2404952
My Comm. Expires May 21, 2026

(Seal) Signature [signature]

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
CP Investments, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CP Investments, LLC (the "Company") as of December 31, 2024, and the related statements of operations, cash flows, and changes in member's capital for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Report on Supplemental Schedules

The accompanying supplemental schedules h and o, j, and m (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 28, 2025

We have served as the Company's auditor since 1995.

## CP INVESTMENTS, LLC

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2024**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents (Note 2) | $ 471,640 |
| Prepaids and other assets | 86,345 |
| TOTAL | $ 557,985 |
| **LIABILITIES AND MEMBER'S CAPITAL** | |
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 30,680 |
| Total liabilities | 30,680 |
| COMMITMENTS AND CONTINGENCIES (Note 7) | |
| MEMBER'S CAPITAL | 527,305 |
| TOTAL | $ 557,985 |

See notes to financial statements.

## CP INVESTMENTS, LLC

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2024

| | |
|---|---|
| REVENUES: | |
| Interest income | $ 15,679 |
| Placement agent service fees (Note 2) | 950,000 |
| Total revenues | 965,679 |
| EXPENSES: | |
| Expense sharing (Note 3) | 950,000 |
| Professional fees | 120,574 |
| Other general and administrative expenses | 125,081 |
| Total expenses | 1,195,655 |
| NET LOSS | $ (229,976) |

See notes to financial statements.

# CP INVESTMENTS, LLC

## STATEMENT OF CHANGES IN MEMBER'S CAPITAL
## YEAR ENDED DECEMBER 31, 2024

| | Member's Capital |
|---|---|
| BALANCE — January 1, 2024 | $ 557,281 |
| Contributions | 200,000 |
| Net loss | (229,976) |
| BALANCE — December 31, 2024 | $ 527,305 |

See notes to financial statements.

# CP INVESTMENTS, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2024

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (229,976) |
| Adjustments to reconcile net loss to net cash used in operating activities — changes in assets and liabilities: | |
| Prepaids and other assets | (16,171) |
| Accounts payable and accrued expenses | (100,392) |
| Net cash used in operating activities | (346,539) |
| CASH FLOWS FROM FINANCING ACTIVITIES - Contributions | 200,000 |
| NET DECREASE IN CASH | (146,539) |
| CASH — Beginning of year | 618,179 |
| CASH — End of year | $ 471,640 |

See notes to financial statements.

## 1. NATURE OF OPERATIONS

CP Investments, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company provides placement agent services to certain private funds advised by affiliated entities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the 1934 Act for brokers and dealers in securities.

**Cash and cash equivalents** – The Company considers all investments that have original maturities of three months of less to be cash equivalents. At December 31, 2024, cash and cash equivalents consist of approximately $471,640 in a money market mutual fund (NWTXX).

**Securities Transactions** - Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis. There were no securities transactions during the year.

**Placement Agent Service Fees** - The Company earned placement agent service fees from Canyon Capital Advisors LLC ("CCA"), River Canyon Fund Management LLC ("River Canyon"), and Canyon Partners Real Estate LLC ("CPRE"), with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interests or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA, River Canyon, or CPRE. Placement agent service fees are recognized when the underlying services are rendered in accordance with the terms of the agreements. The Company's performance obligation is to serve as the exclusive private placement agent to the funds managed by CCA, River Canyon, and CPRE. Revenues related to such performance obligation are recognized over time, in this case monthly, commensurate with when services are rendered. The consideration is fixed based on services provided, without any variable consideration.

The Company enters into contracts with Canyon affiliated funds of CCA, River Canyon, and CPRE (i.e., the customer) to provide placement agent services, at an established transaction price as stipulated in the placement agreements. Collectively, the services are considered a single performance obligation, in which the performance obligation is under the Company's direction where it assumes all credit risks. Management has evaluated principal-versus-agent considerations on its financial statements, and has determined that it acts as the principal when performing placement agent services. As a result, such revenue is recorded on a gross basis.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported

amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued expenses.

**Reportable Segment** - Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process, and regulatory environment.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service to provide placement agent services to certain private funds advised by CCA, River Canyon, and CPRE. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company earns 100% of its revenue in the United States of America. Additionally, the Company earns all of its revenue from related parties (see Note 3). The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Additionally, the revenue and expense amounts reviewed by the CODM are at the same level of disaggregation as those presented on the Company's Statement of Operations.

**Financial Condition** - The Company has experienced substantial recurring losses from operations as of December 31, 2024. The Company's ability to continue its operations and to meet its capital requirements is dependent on continued financial support from the Parent. The Parent has represented its willingness and ability to continue to provide financial support to the Company for terms that extend through March 1, 2026.

**Recently Adopted Accounting Pronouncements** - In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to asses segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted this ASU on January 1, 2024, and the adoption did not have any impact on its financial condition or results of operations as the standard was disclosure-related only.

## 3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The primary allocated expenses are compensation, employee benefits, and overhead expenses that include, but are not limited to, lease and office space, office equipment, supplies and furnishings, telecommunications equipment, and computer hardware and software. The allocation methodology is derived from overhead expense and wages and salaries of registered personnel of the Company with respect to services provided on behalf of the Company. For the year ended December 31, 2024, $950,000 was incurred in expenses and paid in full for these services and is included in the statement of operations. As previously indicated, the Company earns placement agent service fees from affiliated entities that include CCA, River Canyon, and CPRE. For the year ended December 31, 2024, $950,000 was included in "*revenues*" in the statement of operations for such fees. Additionally, the Company has a letter of support from the Parent that the Parent will be willing and able to provide capital contributions when needed to ensure the Company's ability to

continue as a going concern. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company received capital contributions of $200,000 from the Parent in 2024.

## 4. INCOME TAXES

As a limited liability company, no provision for federal taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The Company files California and Texas tax returns and pays California LLC tax and fees. The Parent is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2024, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements. The Company will continue to review any conclusions reached regarding uncertain tax positions that may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by state and local jurisdictions, where applicable. As of December 31, 2024, the tax years that remain subject to examination by the state of California under the statute of limitations are 2020, 2021, 2022, 2023 and 2024.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2024, the Company had net capital of $431,527, which is $181,527 in excess of required net capital.

## 6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the Computation of a Reserve Requirement and Possession or Control Requirements of Rule 15c3-3 because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Refer to Supplemental Schedules j and m in this report.

## 7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

## 8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

# SUPPLEMENTAL SCHEDULES

## CP INVESTMENTS, LLC

**SCHEDULE h and o**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**
**DECEMBER 31, 2024**

| | | |
|---|---|---|
| TOTAL MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION | $ | 527,305 |
| LESS DEDUCTIONS AND/OR CHARGES | | |
| Prepaid and other assets | | 86,345 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | | 440,960 |
| LESS HAIRCUTS ON SECURITIES | | |
| Money market mutual fund | | 9,433 |
| NET CAPITAL | | 431,527 |
| MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000) | | 250,000 |
| EXCESS NET CAPITAL | $ | 181,527 |
| NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT | $ | 131,527 |

Note: There were no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2024 filed on February 24, 2025.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURUSANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2024**

The Company is exempt from the Computation of a Reserve Requirement because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

# CP INVESTMENTS, LLC

**SCHEDULE m**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURUSANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2024**

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
CP Investments, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of CP Investments, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC (the "specified parties") in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness or the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the attestation standards established by the American Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte + Touche LLP

February 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

**AMENDED GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| CP INVESTMENTS LLC | 8-40862 |

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

| | | | |
|---|---|---|---|
| 1 | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 965,679.00 |
| 2 | Additions: | | |
| a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| b | Net loss from principal transactions in securities in trading accounts. | | |
| c | Net loss from principal transactions in commodities in trading accounts. | | |
| d | Interest and dividend expense deducted in determining item 1. | | |
| e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| g | Net loss from securities in investment accounts. | | |
| h | Add lines 2a through 2g. This is your **total additions.** | | $ 0.00 |
| 3 | Add lines 1 and 2h | | $ 965,679.00 |
| 4 | Deductions: | | |
| a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| b | Revenues from commodity transactions. | | |
| c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| d | Reimbursements for postage in connection with proxy solicitations. | | |
| e | Net gain from securities in investment accounts. | | |
| f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| h | Other revenue not related either directly or indirectly to the securities business. | | |

***Deductions in excess of $100,000 require documentation***

| | | | | |
|---|---|---|---|---|
| 5 a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | | |
| b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | | |
| c | Enter the greater of line 5a or 5b | | $ 0.00 | |
| 6 | Add lines 4a through 4h and 5c. This is your **total deductions.** | | | $ 0.00 |
| 7 | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.** | | | $ 965,679.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

**AMENDED GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2024

| | | | | | |
|---|---|---|---|---|---|
| 8 | | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 1,448.00 |
| 9 | | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | | General assessment from last filed 2024 SIPC-7 or 7A | | $ 1,444.00 | |
| 11 | a | Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) | $ 6.61 | | |
| | b | Overpayment(s) applied on all 2024 SIPC-7 and 7A(s) | $ 0.00 | | |
| | c | Any other overpayments applied | $ 0.00 | | |
| | d | All payments applied for 2024 SIPC-6 and 6A(s) | $ 585.39 | | |
| | e | All payments applied for 2024 SIPC-7 and 7A(s) | $ 852.00 | | |
| | f | Add lines 11a through 11e | | $ 1,444.00 | |
| 12 | | **LESSER** of line 10 or 11f. | | | $ 1,444.00 |
| 13 | a | Amount from line 8 | | $ 1,448.00 | |
| | b | Amount from line 9 | | $ 0.00 | |
| | c | Amount from line 12 | | $ 1,444.00 | |
| | d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** | | | $ 4.00 |
| 14 | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 4.00 |
| 16 | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-40862 | DEA: FINRA | 2024 | Dec |

*MEMBER NAME* CP INVESTMENTS LLC

*MAILING ADDRESS* 2000 AVENUE OF THE STARS 11TH FLR
LOS ANGELES, CA 90067
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| CP INVESTMENTS LLC | Douglas Anderson |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/18/2025 | danderson@canyonpartners.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***